October 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Tyler Howes, Office of Life Sciences

Re:	BioAtla, Inc. Registration Statement on Form S-3 Filed January 16, 2026 File No. 333-292784 REQUEST FOR WITHDRAWAL

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, BioAtla, Inc. (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form S-3 (File No. 333-292784), together with all the exhibits thereto, filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2026 (the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because the Company does not meet the eligibility requirements for the use of Form S-3 at this time. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company may choose to file a Form S-3 in the future if it is eligible to do so.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement. Please provide a copy of the order granting withdrawal of the Registration Statement to Christian Vasquez, Chief Financial Officer, BioAtla, Inc., at the address first mentioned above, with a copy to the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, 405 Howard Street, San Francisco, CA 94105, attention: Niki Fang.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please call Niki Fang of Orrick, Herrington & Sutcliffe LLP at (415) 773-5540 if you have any questions regarding this request for withdrawal.

[Signature page follows]

Sincerely, BIOATLA, INC. By: /s/ Christian Vasquez Name: Christian Vasquez Title: Chief Financial Officer

cc:        Niki Fang, Esq., Orrick, Herrington & Sutcliffe LLP